UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes           No  X

Issued by Harmony Gold Mining Company Limited

For release on Monday
11 November 2002

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188 Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

HARMONY ACQUIRES STAKE IN HIGH RIVER
GOLD MINES LTD.

Johannesburg – 11 November 2002 — Harmony Gold Mining Company Limited (“Harmony”) (NASDAQ: HGMCY) today announced that it has entered into a share purchase agreement with Jipangu Inc. to acquire 17 074 861 common shares of High River Gold Mines Limited (“High River”) representing an approximate 21% interest in the issued share capital of the company. The transaction is scheduled to close on 22 November 2002. High River (TSE:HRG) is a Toronto based company with gold interests in Russia, Canada and West Africa.

The price payable is US$0.85 per High River Gold share which represents an approximate 16% discount on the weighted average share price for the 30 day trading period prior to the execution of the agreement. The total purchase consideration amounts to US$14.5 million (R145 million).

The principle assets of High River Gold are:

•	a 53% fully diluted equity interest in OJSC Buryatzoloto – the 5th largest gold producer in Russia, with two operating mines producing a total of approximately 150 000 oz per year. As at the end of 2001 Buryatzoloto reported proven and probable reserves of 1.4 million ounces.

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

•	an agreement to acquire a 100% interest in the Berezitovoye Project situated in Siberia, Russia. The Berezitovoye deposit is amenable to open-pit mining and under the Russian classification system contains reserves of 1.38 million ounces gold and 6.49 million ounces silver.

•	a 50% interest and joint operatorship of the New Britannia gold mine situated in Manitoba, Canada – producing approximately 110 000 oz per year. As at the end of 2001 New Britannia reported proven and probable reserves and resources of 0.360 million ounces.

•	an 80% interest in the Taparko gold project in Burkina Faso.

The securities will be acquired by way of the Purchase Agreement. Harmony has purchased the common shares for investment purposes only and not with the purpose of influencing control or direction over High River Gold. Harmony may, subject to market conditions, make additional investments in or dispositions of securities of High River Gold in the future, including additional purchases of common shares of High River Gold, both as investment conditions warrant. Harmony currently has no holdings of High River Gold securities.

Commenting on the agreement Harmony Chief Executive, Mr Bernard Swanepoel stated, “while this transaction, in terms of timing and pricing, is somewhat opportunistic, Harmony holds High River Gold and its management team in high regard. We have held various discussions with the company over the last few years and look forward to further developing our relationship with High River Gold and becoming supportive shareholders of the company”.

Harmony in May of this year acquired a 32% stake in Highland Gold, a private company with a package of prospective exploration assets and a gold producing mine in Russia.

“We continue to be impressed by the highly prospective orebodies and good mining infrastructure in Russia. Through our participation in both Highland Gold and High River Gold we will be in a position to identify further growth opportunities available to the company in that country.” concluded Bernard Swanepoel

Ends

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2002

Harmony Gold Mining Company Limited

By: /s/ Fred Baker Name: Fred Baker Title: Company Secretary